165 YEARS OF YES

First Hawaiian, Inc.

2023 ANNUAL REPORT

TABLE OF CONTENTS



First Hawaiian, Inc.

First Hawaiian, Inc. (NASDAQ: FHB) is a bank holding company headquartered in Honolulu, Hawai'i. Its principal subsidiary, First Hawaiian Bank, was founded in 1858 as Bishop & Co., and is Hawai'i's largest financial institution with assets of $24.9 billion as of December 31, 2023. The bank has branch locations throughout Hawai'i, Guam and Saipan. The bank offers a comprehensive suite of banking services to consumer and commercial customers including deposit products, loans, wealth management, insurance, trust, retirement planning, credit card and merchant processing services. Customers may also access their accounts through ATMs, online, and mobile banking channels. For more information about First Hawaiian, Inc., visit fhb.com.

165 Years of History

Like the majestic banyan tree, First Hawaiian Bank's roots are deep, providing a foundation of strength and resilience in the communities we serve. Our legacy is a testament to trust cultivated over time and fostering growth as we look towards the future.

A Milestone Year

DEAR FELLOW SHAREHOLDERS,

First Hawaiian marked a milestone year in 2023 with the celebration of our bank's 165th anniversary. As Hawaiʻi's first and largest bank, FHB has operated under a monarchy, a republic, a U.S. Territory, and—since 1959—in the 50th U.S. state. Our roots in the communities we serve are deep and strong. With our experience, we have the knowledge and understanding to assist our customers in both prosperous and challenging times. We take pride in the stability and security we are able to provide, and as we honor our history, we spend our energy looking forward, seeking new ways to enhance the banking experience to develop stronger relationships with our customers. This innovative spirit has long been a part of our bank and will continue as we tackle what lies ahead.

YEAR IN REVIEW

We started 2023 with optimism as we saw strong economic recovery from COVID-19 in the communities we serve, only to see our nation face the highest rate of inflation in four decades. With interest rates and the cost of goods up and several mainland banks failing, it created economic pressure and questions about the stability of banks. We worked hard to support our customers and reinforce the strength and stability of First Hawaiian while taking proactive steps to grow our deposit base. The efforts were a success, as we turned the corner on a downward deposit trend and showed growth during the second half of the year.

At a local level, we dealt with Typhoon Mawar and the destruction it created on Guam, and the devastating wildfires that wreaked havoc on the island of Maui and destroyed the historic town of Lahaina. The fires killed at least 101 people, took uncounted jobs and shook families to their core. The bank provided loan deferrals and fee waivers in each market to help customers stabilize their finances, while providing much needed philanthropic support to the community and our employees. By year end, the fortitude of our customers showed through. We have experienced zero losses on accounts that were granted deferrals on Maui and less than 1% on Guam as recovery efforts are under way.

Our local economy has been resilient, driven by a strong recovery from the travel industry. For the year, visitor arrivals rose 4.4% over 2022 and spending was up 5.5%, representing a recovery of more than 90% from pre-pandemic levels, despite the slow return of the Japanese visitor segment. Impacted by rising interest rates, the housing market slowed while prices held up with the median prices for Oʻahu home resales still over $1 million and condos in excess of $500,000, respectively. Jobs in Hawaiʻi continue to be scarce, despite all the volatility. Hawaiʻi's unemployment rate continued to improve in 2023—at 2.9% at year end—slightly better than the national average of 3.7%.

Within this environment, FHB's financial performance was solid. At year end, the bank's market-leading performance generated:

- $24.9 billion in total assets
- $21.3 billion in deposits
- $14.4 billion in gross loans and leases
- $235.0 million in net income

I could not be more pleased with our team's effort to support our customers in such a volatile year. Their dedication continues to be the driving force in the bank's success and the foundation for our future.

Robert S. Harrison
Chairman, President and CEO

IMPLEMENTING OUR STRATEGIC PLAN

First Hawaiian Bank's foundation is built on the decades of relationship building that have taken place in the communities we serve, and at the end of 2022, we launched a strategic planning effort to modernize our approach to banking. This effort is more than working to achieve business goals, it is creating clarity and alignment on how we shape our institution into the premier relationship bank in the communities we serve.

As we implement our strategic plan, we are focusing on five key objectives:

- Investing in our team to be the employer of choice for top talent.
- Owning the customer relationship and providing first-rate customer experiences.
- Driving efficiency by streamlining key processes and improving performance tracking.
- Growing our business to achieve sustainable profitability.
- Improving ways of working to increase productivity via technology modernization.

In 2023, the bank launched the following important initiatives to support these objectives:

- To assist with the implementation of our strategic plan, we created a transformation office, which is responsible for tracking progress against our priorities and ensuring that there is a coordinated effort between the workstreams that have been initiated to fulfill our core objectives.
- As we continue to modernize the bank, we went through an important organizational alignment process that structured the bank and its staff to ensure that we have the right resources, skill sets and reporting structures to achieve our goals efficiently while appropriately managing our expenses.
- The bank also launched an Enterprise Data and Analytics division that centralizes the bank's data governance efforts, ensuring all facets of the bank from risk, underwriting and compliance to marketing, product and retail banking, are all able to operate from a clearly defined data resource with consistent data logic and reporting.
- Leveraging our rich heritage, FHB launched a culture-shaping initiative that focuses on creating a healthy, high-performance culture centered on continuous learning and development. This initiative is designed to enhance employee engagement, build cohesive teams, retain top talent and position FHB as the employer of choice.

DIGITAL TRANSFORMATION

A key part of modernizing our approach to relationship banking continues to be refining our use of technology and gaining efficiency in our digital channels.

We continue to identify ways to improve customer experience and productivity using technology, and in 2023 launched the following new technology initiatives:

- A new online banking platform inclusive of Zelle® as a new peer-to-peer payment feature. Aside from the enhanced online banking experience, we are now well positioned to take advantage of emerging technology opportunities more quickly and cost effectively.
- An online appointment setting platform, connecting the digital and in-person experience and allowing us to nurture relationships more effectively while providing greater insight into product campaign performance.
- We launched Zest AI® for our credit card products, which is a powerful new platform that allows us to minimize risk and broaden who we extend credit to while ensuring a high level of compliance with fair lending guidelines.
- FHB has also improved the credit card enrollment experience. We've reduced friction in the process with a new dynamic online application and launched instant decisioning for highly qualified applicants, reducing the review time to less than a day.

The bank is dedicated to its technology modernization efforts and started several other initiatives in 2023 including a significant upgrade to its CRM platform, which is scheduled to launch in the first quarter of 2024.

PHILANTHROPIC AND COMMUNITY EFFORTS

Those of us who live in and love Hawaiʻi often talk of the "aloha spirit." It is a way that we look at each other, and the world, in a kind, humble and patient manner. These traits of character express the charm, warmth and sincerity of Hawaiʻi's people. In times of human need, philanthropy comes naturally to us at First Hawaiian Bank. We were honored again this year by *Hawaii Business* magazine as the most generous for-profit company in the state. In 2023, the bank donated $4.4 million in Hawaiʻi, Guam and Saipan. The bank's employee run Kōkua Mai program also generated $854,616 in giving to 38 local charities, most importantly with with a 98% participation rate from our staff.

165 YEARS
of Relationship Banking

For 165 years, First Hawaiian Bank has nurtured a network of relationships, firmly establishing itself as a cornerstone of Hawai'i's financial landscape. Founded in 1858 by Charles R. Bishop and William A. Aldrich, the bank embarked on a journey centered around fostering connections, embodying the essence of relationship banking.

From its modest origins in a corner office near Honolulu's waterfront to the towering presence of the First Hawaiian Center, the bank's evolution reflects the parallel growth of commerce in the island communities it serves. Each milestone, from the humble $4,784.25 in collective deposits gathered on the first day to the establishment of a branch network spanning Hawai'i, Guam and Saipan, symbolizes a bond rooted in trust and shared prosperity.

Throughout its history, First Hawaiian Bank has been a pioneer in innovation, driven by a commitment to enhancing the lives of its customers. Whether trailblazing electronic money transfers or revolutionizing banking convenience with FHB Mobile Banking, the bank's advancements have been with a focus on its customers.

As First Hawaiian Bank commemorates this milestone, we proudly honor the bonds forged with every customer and community member. With gratitude for our past and an ambitious vision for the future, the bank is dedicated to not only preserving but also enriching these relationships.

To our customers, we extend our deepest appreciation for entrusting us with your financial needs and for being a part of our journey. We also wish to acknowledge our past and present employees, whose dedication, expertise and passion have been instrumental in shaping First Hawaiian Bank into the iconic institution it is today.

▼ ▼ ▼

"We take pride in the strength and stability we are able to provide, and as we honor our history, we spend our energy looking forward, seeking new ways to enhance the banking experience to develop stronger relationships with our customers."

ACCOLADES

First Hawaiian Bank collected the following accolades during 2023.

▼ ▼ ▼

Top Ranked Hawai'i Bank in *Forbes*
Best Bank's of America

Best Banks of the World
Forbes

Best Big Bank in Hawai'i
Newsweek

Lender of the Year in Category 1
Small Business Administration (SBA)

504 Lender of the Year in Category 1
Small Business Administration (SBA)

LEADERSHIP TRANSITIONS

Thanks to succession planning already in place, we were able to simultaneously announce the retirements of three key members of our senior leadership team together with their successors.

Those who retired in 2023 are: Vice Chairman and Chief Risk Officer Ralph Mesick; Vice Chairman and Chief Lending Officer Lance Mizumoto; and Executive Vice President and Chief Human Resources Officer Iris Matsumoto. Ralph, Lance and Iris have been instrumental to the success of our bank. They have left a legacy of relationship-building with our customers, employees and shareholders. All of us at First Hawaiian Bank are grateful for their exceptional leadership and for their commitment to preparing their successors to ensure a high level of continuity during the transition.

The successors to these very important leadership roles are Lea Nakamura, former Deputy Chief Risk Officer, who has become Chief Risk Officer. Darlene Blakeney, Executive Vice President and Division Manager for the Corporate Banking Division and President of First Hawaiian Leasing, is now our new Chief Lending Officer. Additionally, Gina Anonuevo, Chief Compliance Officer, has become Chief Human Resources Officer. Each has stepped into her new role seamlessly to continue the excellent work of her predecessor and is a member of our Senior Management Committee.

MAHALO

In closing, I'd like to thank our more than 2,100 employees in Hawai'i, Guam and Saipan for their dedication and commitment in 2023. We faced a series of natural disasters, a banking crisis and personal tragedies that deeply affected our FHB family. Despite these challenges, our team remained focused on upholding our core values, showcasing a resilient spirit that carried us through difficult times.

As we look ahead, we are committed to modernizing our approach to relationship banking, and as we continue to work on this important initiative, it's the dedication and the quality of our people that will drive our success. Each member of our organization plays a crucial role in shaping our future, and I am confident that with the right team in place, we will not only navigate, but also overcome the new challenges awaiting us in 2024.

Aloha,



Robert S. Harrison
Chairman, President and Chief Executive Officer

2023 BY THE NUMBERS

#1 AMONG HAWAI'I BANKS FOR...



LOANS & LEASES
a year-end record of $14.4 billion

DEPOSITS	TOTAL ASSETS
$21.3 billion	**$24.9 billion**

NET INCOME
$235.0 million

STRONG CREDIT QUALITY

Allowance for credit losses $156.5 million, or 1.09% of total loans and leases, as of December 31, 2023.

Total non-performing assets $18.6 million, or 0.13% of total loans and leases and other real estate owned, as of December 31, 2023.



WELL-CAPITALIZED

Total Equity Capital of $2.49 billion is #1 among Hawai'i banks.

Common Equity Tier 1 (CET 1) capital ratio is 12.39%, nearly twice the 6.5% CET 1 ratio required to be "well-capitalized." This ratio is a key measure of a bank's financial strength.

Committed to Return of Capital. The Board maintained the quarterly dividend of $0.26 through 2023 and adopted a maximum $40 million share repurchase program for 2024.[1]

[1] The timing and exact amount of share repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions.

FINANCIAL HIGHLIGHTS

FIRST HAWAIIAN, INC.

(dollars in thousands, except per share amounts)	Year Ended December 31,	
	2023	**2022**
INCOME STATEMENT DATA		
Interest income	$ **923,579**	$ 663,220
Interest expense	**287,452**	49,671
Net interest income	**636,127**	613,549
Provision for credit losses	**26,630**	1,392
Net interest income after provision for credit losses	**609,497**	612,157
Noninterest income	**200,815**	179,525
Noninterest expense	**501,138**	440,471
Income before provision for income taxes	**309,174**	351,211
Provision for income taxes	**74,191**	85,526
Net income	$ **234,983**	$ 265,685
Basic earnings per share	$ **1.84**	$ 2.08
Diluted earnings per share	$ **1.84**	$ 2.08
Basic weighted-average outstanding shares	**127,567,547**	127,489,889
Diluted weighted-average outstanding shares	**127,915,873**	127,981,699
OTHER FINANCIAL INFO / PERFORMANCE RATIOS		
Net interest margin	**2.92%**	2.78%
Efficiency ratio	**59.48%**	55.20%
Return on average total assets	**0.95%**	1.06%
Return on average tangible assets (Non-GAAP)[1]	**0.99%**	1.11%
Return on average total stockholders' equity	**10.01%**	11.44%
Return on average tangible stockholders' equity (Non-GAAP)[1]	**17.39%**	20.03%
BALANCE SHEET DATA		
Loans and leases	$ **14,353,687**	$ 14,092,012
Allowance for credit losses for loans and leases	**156,533**	143,900
Interest-bearing deposits in other banks	**1,554,882**	229,122
Investment securities	**6,296,785**	7,471,772
Goodwill	**995,492**	995,492
Total assets	**24,926,474**	24,577,223
Total deposits	**21,332,657**	21,689,029
Total liabilities	**22,440,408**	22,308,218
Total stockholders' equity	**2,486,066**	2,269,005
Book value per share	**19.48**	17.82
ASSET QUALITY RATIOS		
Non-performing assets / total loans and leases and OREO	**0.13%**	0.09%
Allowance for credit losses for loans and leases / total loans and leases	**1.09%**	1.02%
Net charge-offs / average total loans and leases	**0.09%**	0.08%
CAPITAL RATIOS		
Common Equity Tier 1 capital ratio	**12.39%**	11.82%
Tier 1 capital ratio	**12.39%**	11.82%
Total capital ratio	**13.57%**	12.92%
Tier 1 leverage ratio	**8.64%**	8.11%
Total stockholders' equity to total assets	**9.97%**	9.23%
Tangible stockholders' equity to tangible assets (Non-GAAP)[1]	**6.23%**	5.40%

[1] These ratios are Non-GAAP financial measures. For an explanation of how these ratios are computed, see GAAP/Non-GAAP Reconciliation on page 25 of this Annual Report, including Notes (1) through (3) in that section.



NET INCOME (IN MILLIONS)

2023 Net Income: $235.0 million
5-Year Compound Annual Growth Rate: -2.3%

2018: $264.4
2019: $284.4
2020: $185.8
2021: $265.7
2022: $265.7
2023: $235.0



ASSETS (IN BILLIONS)

Total Assets (12/31/23): $24.9 billion
5-Year Compound Annual Growth Rate: 3.8%

2018: $20.7
2019: $20.2
2020: $22.7
2021: $25.0
2022: $24.6
2023: $24.9



DEPOSITS (IN BILLIONS)

Total Deposits (12/31/23): $21.3 billion
5-Year Compound Annual Growth Rate: 4.5%

2018: $17.2
2019: $16.4
2020: $19.2
2021: $21.8
2022: $21.7
2023: $21.3

ALOHA *for* MAUI

All of us at First Hawaiian Bank have felt the heartache caused by the wildfires that devasted Maui as this tragedy directly affected our community, customers and team members. Our response focused on supporting those impacted in any way possible whether it be through corporate fundraising or individuals taking time to support those who lost nearly everything.

As the disaster unfolded, First Hawaiian swiftly launched a partnership with the Hawaii Bankers Association to benefit the Hawai'i Community Foundation's Maui Strong Fund via the Aloha for Maui campaign. To kick off the fundraising, the bank donated $250,000. The bank also accepted donations from the public at branch locations and online, which generated over $600,000 more for relief efforts.

The First Hawaiian Bank branch in Lahaina was lost along with more than 2,000 other structures, but thankfully, all team members were accounted for and safe. To support the staff who lost homes and belongings, First Hawaiian helped secure housing and also established its own Maui Employee Relief Fund.

FHB's collective efforts ultimately raised nearly $1 million for response and recovery to support those in need on Maui.

Team members also went the extra mile to help their colleagues and the community. Some flew to Maui to help staff branches, while others went to the Hawai'i State Capitol on O'ahu to help the state manage donations. A small team even worked to secure access to the safe deposit boxes that stood in a vault among the ruins of the Lahaina branch. Days of logistics and extraction resulted in the boxes and their contents being saved and moved to the Wailuku branch, where time was set aside for customers to retrieve their belongings.

To assist customers on Maui impacted by the fires, First Hawaiian also instituted financial relief efforts for personal loans, lines of credit, auto loans, credit cards and mortgages and waived fees for all Maui First Hawaiian Bank ATMs.

First Hawaiian looks forward to the day when it can return to its location in historic Lahaina Town. In the meantime, the bank is exploring nearby locations for a branch that is conveniently located for its customers. "Our hearts go out to Maui residents and those affected by the destruction," said First Hawaiian Bank Chairman, President and CEO Bob Harrison. "We are dedicated to this community. As Lahaina builds back, we also will rebuild where our branch once stood."

POWERING LOCAL SOLUTIONS

Debuting its commercial biodiesel pump on Maui in 1996, husband-and-wife founders Bob and Kelly King didn't know it was the first in the United States. It just made sense. There had been plenty of buzz around recycling and sustainability and Bob had long been interested in renewable energy. When he had learned that used cooking oil was a hazard at the Maui landfill, where his company King Diesel maintained the backup generators, he decided to turn something that shouldn't be dumped in the first place into something good for the environment and the economy.

For groundbreakers like Pacific Biodiesel, whose first biodiesel plant was also one of the first three in the entire country, funding can be a challenge. "It wasn't easy to get regular banking relationships," Bob recalls. "The biodiesel business was too new. It fluctuated, long-term federal credits were not available. A lot of biodiesel companies ended up having to go to venture capital to get funded."

But Bob had developed a banking relationship with First Hawaiian Bank through King Diesel, so when Pacific Biodiesel needed funding for construction and other business expenses, the Kings knew they could go to banker Bard Peterson at FHB. "One of the reasons we've survived is that we were able to develop a commercial banking relationship with First Hawaiian Bank," Bob says. "The bank has been willing to step out of their comfort zone a bit, and it's this personal banking relationship that carried the day."

The Kings see locally produced biodiesel as an essential part of the diverse renewable energy portfolio needed to fuel a sustainable future in Hawai'i, for which it is uniquely suited. When the company reached a "grease ceiling" for sourcing cooking oil, they expanded into producing biodiesel from cover crops like sunflower—meaning it can be grown, processed, and delivered here. Biodiesel can act as a backup energy source for other primary renewable energy sources and provide firm power for the parts of the economy that are the hardest and most expensive to electrify such as boats, heavy equipment and backup utility power.

"Our mission statement is to promote a clean, sustainable energy future through the community-based production of renewable fuels. We have continued to serve this mission from day one," Kelly says. "And when we look at First Hawaiian Bank and what community organizations it is supporting, how the bank is always standing up and donating to local farming and nonprofits, that makes us feel good."

Pacific Biodiesel Technologies, LLC founders Bob and Kelly King are pictured here at the company's Hawai'i Island refinery, the only one of its kind in the state, which produces six million gallons of biodiesel, sold entirely in Hawai'i. Pioneers in sustainable energy, their initial biodiesel plant ranked among the nation's first, marking Pacific Biodiesel as an environmental trailblazer with a commitment to quality and innovation.

VISION MADE REALITY

Opening Zippy's on King Street in 1966, Charles and Francis Higa quickly attracted a crowd to their 24-hour restaurant. While the brothers had no thoughts of a second location, an older couple ready to sell Crown Drive-In saw the duo's success and approached them about taking over their restaurant. In 1970, Zippy's Kaimukī debuted.

"What they discovered is that there were many benefits to growing," says Jason Higa, son of Francis Higa, who joined the company in 1995 and became CEO in 2008. "They were able to promote their best team members into management positions, which allowed them to grow and learn and gave them an opportunity to support their young families, much like my dad and uncle. What we do today stems from those early years of finding opportunities for growth."

Zippy's had relationships with multiple banks until 2012, when the company saw an opportunity to consolidate its long-term debt and put out a request for proposals. "First Hawaiian Bank stood out because they understood what we wanted to do," Jason says. That's really when our partnership with First Hawaiian Bank turned into an exclusive relationship."

This relationship has paid off through highs and lows. "Without the support of First Hawaiian, it would've been very difficult for us to make it through the pandemic," says Jason. "It's during those trying times that the banking relationship is so critical."

FHB's constant support has allowed Zippy's to invest in operational innovations to meet its guests' changing needs, including the launch of mobile ordering, which also turned out to be crucial to the company's survival during the pandemic, and the introduction of mobile pickup lockers, which the company is testing at various locations.

Today there are 22 Zippy's in Hawai'i and one in Las Vegas, with two more Nevada locations on the way. The expansion to the mainland reflects both the company's success and its need to scale to stay competitive. The biggest hurdle to opening in Las Vegas was the upfront investment, as the model for Zippy's requires a central kitchen and bakery to supply multiple locations. "That's where First Hawaiian Bank came in," Jason says. "They understood why we felt we needed to expand and were very supportive of figuring out how we could get the financing we needed to take that leap."

At Zippy's Nimitz location, Chief Executive Officer Jason Higa stands as a visionary leader. Zippy's, now boasting 22 locations across Hawai'i and one in Las Vegas, continues to grow under Higa's guidance with exciting expansions on the horizon.

FOCUSED ON THE FUTURE

Back in 2020, Aloha Termite & Pest Control president and owner Jon Montalbo returned to Oʻahu with big plans. He had acquired his uncle's business, Aloha Termite & Pest Control, and merged it with his company, Aloha Termite Kauaʻi. He hit the ground running with a marketing campaign meant to make Aloha Termite a household name. But between his savvy investment and everyone being home during the pandemic, the company was nearly overwhelmed by demand. "It went from small to really big fast, and that's very expensive," he remembers. "Thankfully we had those lines of credit. It was nice to call Larry then. He helped keep me sane."

Banker Larry Dressler—whom Jon met on Kauaʻi while coaching his son's baseball team—has long ensured Jon has the financing he needs to succeed. Six months into Jon's return to Oʻahu, Aloha Termite had outgrown its Wahiawā homebase. By then, Larry and Jon had already been discussing a larger property for the company. Luck had it there was a perfect spot in Kawailoa, and with the support of First Hawaiian, Jon was able to purchase it.

Jon has an innate sense for what to do next. In his 20s, he helped start Aloha Termite and expand it to Kauaʻi. In 2007, when his uncle wanted to focus on Oʻahu, Jon saw an opportunity to do things differently and acquired the Kauaʻi assets. Over time, Jon built his business across the neighbor islands with a focus on providing a full range of pest control services.

Yet it was personal banking that first brought Jon to FHB. Through this relationship, he was able to buy several residential properties, which he leveraged to get into commercial real estate. In 2017, when he was acquiring a Maui pest control business for Aloha Termite, he turned to FHB to close the deal. "This was my first major dealing with First Hawaiian," he remembers. "Paul Endo came into my office, we had a 15-minute conversation, and we shook hands. He was like, done. No problem. We'll take care of it."

For Jon, when it comes to business banking, the most important thing is to find somebody you trust. "With banking, it is all personal," he says. "You have to be able to tell them everything so they can tell you everything. You've got to have that trust with each other so you can accomplish the goals you want to accomplish."

Here at Aloha Termite & Pest Control's O'ahu location, president and owner Jon Montalbo is joined by O'ahu Branch Manager Preston Yamaguchi. With a statewide presence, the company extends its commitment to quality service with locations on Maui, Kaua'i, and Hawai'i Island.

GROWING TOGETHER

"As kids, we didn't really learn how a bank can help us, right?" says Michelle Jaime, who grew up on O'ahu's South Shore. As a 20-year-old college student living on Monsarrat Avenue, she walked into First Hawaiian Bank's Kapahulu branch and opened a personal checking account. When she started her company, The Vanguard Theory, she went to FHB for her business banking.

But it was when she wanted to open a line of credit for TVT and was directed to banker Greg Sitar that she found a new appreciation for her bank. Greg learned about her business and encouraged her to prioritize paying off the credit card debt she had accrued while starting her company. "To not have any debt felt so amazing," she says. "When I met Greg, that's when I really started thinking about money as a way to help me grow as an individual and in my business."

It was Greg who called Michelle during the pandemic when the Paycheck Protection Program became available and helped her quickly through the process. "I wouldn't have known what to do," she says. "I felt looked after and like somebody cared."

In the midst of the pandemic, she also found herself in need of housing and decided to use her nest egg to buy a small place. Through First Hawaiian, including Greg and mortgage officer Patty Van Kuran, Michelle navigated becoming a first-time homebuyer. But the condo she purchased needed major renovations before moving in, so in the meantime, she found a room to rent in a house with a friend's brother, Max Solmssen.

What was meant to be a few months sharing a house turned into love, marriage and the search for a new place to buy together. The couple spent about a year looking for a house in a competitive market. When they found their future home, where you could hear the wind in the trees, they called on Patty once again.

"You can split hairs and get maybe half a percentage less from a bank you've never heard of," Michelle says. "But there's no sense of security that way for us. First Hawaiian understands my business and can see the steady growth throughout the years. Nothing is as valuable as that."

In her creative haven, Michelle Jaime, The Vanguard Theory's Founding Principal and Creative Director, is surrounded by materials that inspire her award-winning concepts. Her holistic approach crafts compelling narratives, utilizing every touchpoint as an opportunity to build and share stories seamlessly from concept to execution.

BANKING ON TRUST

When Alex Kwon opened a business banking account for Paradigm Construction LLC with First Hawaiian Bank in 2008, he decided to move over his personal accounts also. "I was 37 years old when I started my business. I had to use my dad's house as collateral," he recalls with a laugh. "FHB said yes to me during the financial crisis. So once that was done, I was 100 percent committed."

Banker Donnie Yannell established a line of credit for Paradigm Construction, which was paramount to the company's success in Hawaiʻi. Then Donnie introduced Alex to banker Vernon Wong. "I didn't know anything about personal or private banking when I first met Vernon," Alex said. "Vernon introduced one thing after another. It was an eye-opener, what the bank could do."

Vernon acts as Alex's point person for private banking, with referrals ready based on his needs. For investment advice there's Bradley Itagaki, or for personal banking needs, Alex contacts Ezekiel Bernardo-Flores, and for commercial banking needs the team is rounded out by Devon Chow. As his personal wealth grows, Alex has been getting advice on how to manage his funds into retirement and for future generations.

Alex's son recently headed to college on the mainland, which echoes his own experience. When Alex was 14, he moved to Oʻahu from Korea. After graduating high school, he went to Purdue University for college, then had a job lined up with a mainland firm. But a hiring freeze in 1991 led him home instead, where he worked as a construction engineer until starting his own business. "I always wanted to come back to Hawaiʻi," he says. "My family is here, and the most wonderful people in the world live right in Hawaiʻi. I think that's the greatest thing one can ask for."

Alex's motivation in life is to continuously improve his personal, family, business, and social life while helping others along the way. To give back to the community, he co-founded the nonprofit Save-A-Life-Enhance-A-Life Foundation, which provides scholarships to high school seniors. The nonprofit has given around $250,000 in scholarships since its founding in 2005, and First Hawaiian has long been supporting its efforts.

"I value integrity the most when it comes to personal or professional relationships. Integrity, trust and transparency are exactly the things I get from my FHB advisors and bankers," Alex says. "That speaks volume for me."

Alex Kwon, a passionate wine enthusiast, is captured amidst the exquisite ambiance of Wolfgang's Steakhouse Waikīkī's wine cellar, surrounded by a carefully curated collection. He is pictured here with a bottle of "Sparky" by Schrader.

CONSOLIDATED STATEMENTS OF INCOME

FIRST HAWAIIAN, INC.

(dollars in thousands except per share amounts)	Year Ended December 31,	
	2023	**2022**
INTEREST INCOME		
Loans and lease financing	$ **748,053**	$ 509,820
Investment securities	**147,738**	142,484
Other	**27,788**	10,916
Total interest income	**923,579**	663,220
INTEREST EXPENSE		
Deposits	**258,221**	49,201
Short-term and long-term borrowings	**26,289**	470
Other	**2,942**	—
Total interest expense	**287,452**	49,671
Net interest income	**636,127**	613,549
Provision for credit losses	**26,630**	1,392
Net interest income after provision for credit losses	**609,497**	612,157
NONINTEREST INCOME		
Service charges on deposit accounts	**29,647**	28,809
Credit and debit card fees	**63,888**	66,028
Other service charges and fees	**37,299**	37,036
Trust and investment services income	**38,449**	36,465
Bank-owned life insurance	**15,326**	1,248
Investment securities gains, net	**792**	—
Other	**15,414**	9,939
Total noninterest income	**200,815**	179,525
NONINTEREST EXPENSE		
Salaries and employee benefits	**225,755**	199,129
Contracted services and professional fees	**66,423**	70,027
Occupancy	**29,608**	31,034
Equipment	**45,109**	34,506
Regulatory assessment and fees	**32,073**	9,603
Advertising and marketing	**7,615**	7,996
Card rewards program	**31,627**	30,990
Other	**62,928**	57,186
Total noninterest expense	**501,138**	440,471
Income before provision for income taxes	**309,174**	351,211
Provision for income taxes	**74,191**	85,526
Net income	$ **234,983**	$ 265,685
Basic earnings per share	$ **1.84**	$ 2.08
Diluted earnings per share	$ **1.84**	$ 2.08
Basic weighted-average outstanding shares	**127,567,547**	127,489,889
Diluted weighted-average outstanding shares	**127,915,873**	127,981,699

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

CONSOLIDATED BALANCE SHEETS

FIRST HAWAIIAN, INC.

(dollars in thousands)	At December 31, 2023	At December 31, 2022
ASSETS		
Cash and due from banks	$ 185,015	$ 297,502
Interest-bearing deposits in other banks	1,554,882	229,122
Investment securities	6,296,785	7,471,772
Loans and leases	14,353,687	14,092,012
Less: allowance for credit losses	156,533	143,900
Net loans and leases	14,197,154	13,948,112
Premises and equipment, net	281,461	280,355
Other real estate owned and repossessed personal property	—	91
Accrued interest receivable	84,417	78,194
Bank-owned life insurance	479,907	473,067
Goodwill	995,492	995,492
Mortgage servicing rights	5,699	6,562
Other assets	845,662	796,954
Total assets	$ 24,926,474	$ 24,577,223
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Interest-bearing	$ 13,749,095	$ 12,824,383
Noninterest-bearing	7,583,562	8,864,646
Total deposits	21,332,657	21,689,029
Short-term borrowings	500,000	75,000
Retirement benefits payable	103,285	102,577
Other liabilities	504,466	441,612
Total liabilities	22,440,408	22,308,218
Stockholders' equity		
Common stock	1,413	1,410
Additional paid-in capital	2,548,250	2,538,336
Retained earnings	837,859	736,544
Accumulated other comprehensive loss, net	(530,210)	(639,254)
Treasury stock	(371,246)	(368,031)
Total stockholders' equity	2,486,066	2,269,005
Total liabilities and stockholders' equity	$ 24,926,474	$ 24,577,223

Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for the Consolidated Financial Statements, including Report of Independent Registered Public Accounting Firm, thereon.

LOANS AND LEASES (IN BILLIONS)

Total Loans & Leases (12/31/23): $14.4 billion
5-Year Compound Annual Growth Rate: 1.9%



2018	2019	2020	2021	2022	2023
$13.1	$13.2	$13.3	$13.0	$14.1	$14.4

DIVERSIFIED LOAN & LEASE PORTFOLIO

As of 12/31/23



- **8%** Consumer
- **15%** Commercial
- **36%** Commercial Real Estate
- **38%** Residential Real Estate
- **3%** Other

Transforming the Customer Experience



The world is constantly evolving. First Hawaiian Bank has long embraced changes in banking, and with its ongoing digital transformation, it is setting itself up for success far into the future. Building on a comprehensive digital foundation, First Hawaiian has made strategic advancements that ensure its team provides the best service possible while seamlessly connecting the digital and in-person experience.

Offering Online Appointment Setting

When it comes to banking online and in-person, there can be gaps. Say you've compared interest rates and decide First Hawaiian is the place for you, but don't have time to make an appointment over the phone or know whom to call. The bank's new online appointment setting tool bridges this important part of your banking experience, allowing customers to quickly make an appointment with the right person at their branch of choice. This tool also empowers the team with the ability to follow up and ensure all the customer's needs are met. Along with enabling First Hawaiian to track and optimize performance, online appointment setting is an excellent tool for encouraging new and expanded customer relationships.

Introducing A New Online Banking Platform

In 2023, First Hawaiian launched a new online banking platform that enables the bank to quickly and efficiently respond as technology and banking needs change. Were a demand to arise, the bank is now able to develop tools, like new applications, in-house and quickly launch them simultaneously on web and mobile platforms. The significant back-end improvements of the platform are complemented by subtle front-end updates that improve customer experience and engagement.

Optimizing the Credit Card Application Experience

We also took steps to enhance the application process for credit card customers with a custom credit card application, the launch of Zest AI® and the roll-out of instant decisioning for qualified applicants. All of these tools are intended to make enrollment frictionless and easy for customers who are looking to sign up for our credit card products. With Zest AI®, credit application review is automated, using a broadened set of data beyond just credit reports. The platform expands who we are able to extend credit to, while also limiting risk and enhancing the bank's ability to comply with fair lending regulatory guidelines. With credit card instant decisioning, those with the best credit are able to be approved even faster, reducing review times to less than a day. These initiatives are important steps in continuing to improve customer experiences between digital and in-person channels, deepening our relationships and creating greater loyalty with our customers.



WE ARE DEDICATED

As we commemorate our 165th anniversary, we reaffirm our dedication to Environmental, Social and Governance (ESG) principles. We continue to foster inclusive social practices and uphold the highest standards of governance. Our ESG strategies are not just about meeting regulations; they reflect our core values and ensure a resilient future for generations to come. Join us as we continue our journey advancing towards a socially responsible world, enriching the communities we serve.

GOVERNANCE

Values-Based Governance
Core Values of Caring, Character and Collaboration

2,114 employees
1,342 women (63%)
772 men (37%)



37.8% of employees are in management positions
54% women officers
46% men officers

Of the 2,114 employees, **20.4%** of women are in management roles. **17.4%** of men are in management roles.



SOCIAL

▸ Employees and Retirees donated **$854,616 raised** in 2023 to 38 charities in Hawai'i, Guam, and Saipan through Kōkua Mai, the bank's employee giving campaign

▸ **98% participation rate** in Kōkua Mai

▸ **More than $12 million** donated through Kōkua Mai since its inception

ENVIRONMENTAL


Photovoltaic use on branch buildings

50%
Bus pass subsidy for all employees


Paper recycling in all facilities

2,625
POUNDS
E-waste collected



strive

AWARD-WINNING TALENT
DEVELOPMENT PROGRAM OPEN
TO ALL EMPLOYEES

12 leadership development programs offered to employees.

Access to 20,000+ online learning courses through FHB's Online Learning Center and LinkedIn Learning.

PHILANTHROPY

$4.4 million donated to more than 200 charities in our local community.

▶ Health & Human Services

▶ Education

▶ Civic & Community

▶ Arts & Culture





Electric vehicle charging stations

Monthly Recycling Average Collection:

866 lbs of office paper and 325 lbs of glass and bottles

GAAP/NON-GAAP RECONCILIATION

Return on average tangible assets, return on average tangible stockholders' equity and tangible stockholders' equity to tangible assets are Non-GAAP financial measures. We believe that these financial measures are useful for investors, regulators, management and others to evaluate financial performance and capital adequacy relative to other financial institutions. Although these Non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

Note (1): Return on average tangible assets is a Non-GAAP financial measure. We compute our return on average tangible assets as the ratio of net income to average tangible assets. We compute our tangible assets by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total assets.

Note (2): Return on average tangible stockholders' equity is a Non-GAAP financial measure. We compute our return on average tangible stockholders' equity as the ratio of net income to average tangible stockholders' equity. We compute our tangible stockholders' equity by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total stockholders' equity.

Note (3): Tangible stockholders' equity to tangible assets is a Non-GAAP financial measure. We compute our tangible stockholders' equity to tangible assets as the ratio of tangible stockholders' equity to tangible assets.

For further information on these measures, including a reconciliation to the most directly comparable GAAP measure, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission.

SENIOR MANAGEMENT

LEFT TO RIGHT:

Joel E. Rappoport
Executive Vice President, General Counsel and Secretary, Legal and Corporate Services Group

Lea M. Nakamura
Executive Vice President and Chief Risk Officer, Risk Management Group

Darlene N. Blakeney
Executive Vice President and Chief Lending Officer, Wholesale Banking Group

Neill A. Char
Vice Chairman, Commercial and Retail Banking Group

Robert S. Harrison
Chairman, President and
Chief Executive Officer

James M. Moses
Vice Chairman and Chief Financial Officer,
Finance Group

Christopher L. Dods
Vice Chairman and Chief Operating Officer,
Digital Banking and Marketing Group

Alan H. Arizumi
Vice Chairman, Wealth
Management Group

Gina O.W. Anonuevo
Executive Vice President and Chief
Human Resources Officer, Human
Resource Group

27

SENIOR OFFICERS

First Hawaiian Bank

EXECUTIVE VICE PRESIDENTS

Derek A. Baughman
Chief Information Officer

Dean C. Duque
Branch Banking Division

Calvin K. Hangai
Chief Accounting Officer

Kristi N. Lefforge
Chief Audit Executive

Kenneth L. Miller
Chief Investment Officer

Cameron W. Nekota
Bank Properties Division and
Community Relations Division

Daniel A. Nishikawa
Commercial Real Estate Division

Stephen K. Rodgers
Chief Investment Officer

Michael A. Tottori
Wealth Advisory Division

Mark R. Troske
Chief Technology Officer

Brian H. Uemori
Chief Credit Officer

Edward G. Untalan
Guam & CNMI Region Office

William L. Weeshoff
Chief Marketing Officer

SENIOR VICE PRESIDENTS

Joanne H. Arizumi
Corporate Banking Division

Charles C. Barbata
Corporate Banking Division

Brian K. Brennan
Commercial Real Estate Division

Stephen A. Brock
Private Banking Division

Martha L. Camacho
Pearlridge Banking Center

Derek A. Chang
Corporate Banking Division

Rachel I. Cunningham
Retail Planning Division

Jason K. Dang
Digital Banking & Services Division

Darian H. DeSellem
Wealth Management Service
Center

Shirley M. Durham
Enterprise Operations
Services Division

Jodie M. Duvall
Wealth Advisory Division

Ross G. Fujii
Chief BSA Officer

John K. Guerri
Personal Trust Division

Jason H. Haruki
Institutional Advisory Services

Kevin S. Haseyama
Finance Group

Jeffrey N.M. Higashi
Commercial Banking Group

Gregg M. Hirano
Card Services Division

Sonja P.H. Hirasuna
Controller's Division

Shigeo Hone
International Banking Department

Alyssa S.N. Hostelley
Business Services Division

Jodi R. Inoue
Digital Banking & Services Division

Jeffrey K. Inouye
First Hawaiian Leasing, Inc.

Stephen E.K. Kaaa
Waikīkī Banking Center

Leland K. Kahawai
Kaua'i Region Office

Courtney S. Kajikawa
Personal Trust Division

Robin M. Kaneshiro
Credit Administration Division

Ben Kashiwabara
Commercial Income Property
Department

Mark D. Kobayashi
Application Services Department

Carole M. Lau
Commercial Real Estate Division

Kent R. Lau
Commercial Banking Group

Malcolm D. Lau
Retail Planning Division

James W. Lawhn
Chief Fiduciary Officer

Michael P. Lawrence Gallagher
Data Product Delivery

Macy Ann U. Lee
Business Services Division

Martha A. Lee
Private Banking Division

Tricia K.F. Lee
Chief Compliance Officer

George C.K. Leong, Jr.
Commercial Real Estate Division

Jonathan C. Lucina
Consumer Product Operations
Department

Raoul R. Magana
Consumer Products Division

Rachel A. Mikulec
Change Management Office

Shari Ann K.S. Minato
Service Delivery Division

Martha E. Morgan
Personal Trust Division

Laura K. Morikuni
Human Resources Group

Joe L.R. Morrison
Credit Administration Division

Jody J. Mukaigawa
Corporate Banking Division

Dean M. Murakami
Institutional Advisory Services

Linda C.L.F. Nakamura
Residential Fulfillment Center

Michael T. Nishida
Enterprise Information Security
Department

Todd T. Nitta
Dealer Division

Sherri-Ann Y. Okinaga
Organizational Effectiveness
Division

Isaac M. Okita
Treasury & Investment Division

Carol M. Ono
Workforce Services Division

Peter T. Ono
Collection & Recovery Center

Mark F. Oyadomori
Wealth Advisory Division

Adam P. Palmer
Chief Information Security Officer

Rosemary Y. Peh
Enterprise Data & Analytics

Bard E. Peterson
Commercial Banking Group

Kaiuwailani H. Pettigrew
IT Infrastructure Department

Raymond W. Phillips
Investment Services Department &
Trust Retirement Benefits

David K. Rair
Legal & Corporate Services Group

Claire S. Rufino
Credit Analytics & Reporting
Department

Benjamin J. Schuster
Engineering Technologies

Alethea A. Seto
Sales, Service & Retail Training
Division

Gregory J. Sitar
Main Banking Center

Jerelyn A. Sullivan
Institutional Advisory Services

Lynn M. Takahashi
Private Banking Division

Michael G. Taylor
Wealth Advisory Division

Robert N. Taylor
Enterprise Information Security
Department

Lisa A. Tomihama
Maui Region Office

Stacy K. Tomuro
Commercial Real Estate Division

Jaylene S.L. Tsukayama
Call Center

Ryan S. Ushijima
Chief Trust Compliance Officer

Dean B. Uyeda
Commercial Banking Group

Raenette R. Uyehara
Human Resources Group

Jeffrey S. Ventura
Residential Real Estate Division

Vernon Y.C. Wong
Wealth Advisory Division

Danielle S.N. Yafuso
Branch Properties Department

Eric B. Yee
Private Banking Division

Terence C.Y. Yeh
Credit Administration Division

Eliza E. Young
Credit Department

Winton D.C. Young
Institutional Advisory Services

First Hawaiian Leasing, Inc.

Robert S. Harrison
Chairman

Darlene N. Blakeney
Chief Executive Officer

Jeffrey K. Inouye
President

Bishop Street Capital Management Corporation

Kenneth L. Miller
Chairman, Chief Executive Officer,
Chief Investment Officer

Stephanie C. Nomura
President and Senior Portfolio
Manager

Ryan S. Ushijima
Senior Vice President and
Chief Compliance Officer

First Hawaiian Bank Foundation

Robert S. Harrison
Chairman

Cameron W. Nekota
President






KAUA'I (5)

Lihu'e

O'AHU (27)

Kailua

Honolulu

MAUI (5)

Lāna'i City

Wailuku

LĀNA'I (1)

GUAM (3)

Hagatna

SAIPAN (2)

HAWAI'I (7)

Hilo

Kailua-Kona

THE **50 BRANCHES** *of*
FIRST HAWAIIAN BANK

BOARDS OF DIRECTORS

■ First Hawaiian, Inc. Board of Directors
▲ First Hawaiian Bank Board of Directors

Robin K. Campaniano ▲
President and Chief Executive Officer (Retired),
AIG Hawaii Insurance Company

W. Allen Doane ▲
Chairman and Chief Executive Officer (Retired),
Alexander & Baldwin, Inc.

Michael K. Fujimoto ■▲
Chairman Emeritus (Retired),
HPM Building Supply

Robert S. Harrison ■▲
Chairman, President, and Chief Executive Officer,
First Hawaiian Bank

Robert P. Hiam ▲
President and Chief Executive Officer (Retired),
Hawaii Medical Service Association

Donald G. Horner ▲
Chairman and Chief Executive Officer,
Grove Farm Corporation

Partner,
Malu Investments

Faye W. Kurren ■▲
President and Chief Executive Officer (Retired),
Hawaii Dental Service

Leighton S.L. Mau ▲
President and Chief Executive Officer,
Waikiki Business Plaza, Inc.

James S. Moffatt ■▲
Vice Chairman and Global CEO (Retired),
Deloitte Consulting

Mark M. Mugiishi ■▲
President and Chief Executive Officer,
Hawaii Medical Service Association

Mark K. Teruya ▲
Chairman and Chief Executive Officer (Retired)
Armstrong Produce, Ltd.

Kelly A. Thompson ■▲
Senior Vice President and Chief Operating Officer (Retired),
Walmart eCommerce

Allen B. Uyeda ■▲
Chief Executive Officer (Retired),
First Insurance Company of Hawaii, Ltd.

Vanessa L. Washington ■▲
Senior Executive Vice President, General Counsel and Secretary (Retired)
Bank of the West

C. Scott Wo ■▲
Owner/Executive Team,
C. S. Wo & Sons, Ltd.

Albert M. Yamada ▲
Vice Chairman, Chief Financial Officer, Chief Administrative Officer and Secretary (Retired),
First Hawaiian Bank

First Hawaiian's Vision

Empowering our employees, customers and communities to help them prosper.

Our Mission

Bringing together our people, culture and technology to deliver personalized financial solutions to meet our customers' needs.

Our Core Values

We live by our values of **Caring**, **Character** and **Collaboration** with a growth mindset to perform well and improve every day.

CARING

We value relationships over transactions. We treat people with dignity and respect. We serve each other, our customers and our community.

CHARACTER

We act with integrity. We take responsibility for our actions. We are not afraid to take risks and learn from our mistakes.

COLLABORATION

We achieve our best results when we work together. We value others' viewpoints and draw strength from diversity. We share credit when things go well and accept responsibility when things don't go well.



First Hawaiian, Inc.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

First Hawaiian, Inc.
999 Bishop Street, Honolulu, Hawai'i 96813

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

COMMON STOCK LISTING: FHB

The common stock of First Hawaiian, Inc. is traded on the Nasdaq Global Select Market under the ticker symbol FHB.

INQUIRIES

Shareholders with questions about stock transfer services or shareholdings may contact Equiniti Trust Company, LLC, by calling (800) 937-5449, visiting https://equiniti.com/us/ast-access or via email at HelpAST@equiniti.com. Beneficial stockholders with shares held by a broker in the name of a brokerage house should contact their broker.

Investor Relations Contact:
Kevin Haseyama | (808) 525-6268 | ir@fhb.com

Media Contact:
Lindsay Chambers | (808) 525-6254 | lchambers@fhb.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized" and "outlook", or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. For a discussion of some of these risks and important factors that could affect our future results and financial condition, see our U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2023.